Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 11, 2008 with respect to the consolidated financial statements, schedules and internal control over financial reporting of eLoyalty Corporation and subsidiaries (which report expressed an unqualified opinion and contains explanatory paragraphs relating to the adoption of Financial Accounting Standards Board Statement No. 123(R), “Share-based Payments,” and of Financial Accounting Standards Board Interpretation 48, “Accounting for Uncertainty in Income Taxes,”) included in the Annual Report on Form 10-K for the year ended December 29, 2007, which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned reports and to the use of our name as it appears under the caption “Experts.”

/s/ Grant Thornton LLP

Chicago, IL

August 7, 2008